UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
KOKORO Spirits, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> California

> *Date of organization*
> June 28, 2018

Physical address of issuer
1935 Lawton Street, San Francisco, CA 94122

Website of issuer
https://kokorospirits.com/

Current number of employees
1

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$220,685.00	$128,571.00
Cash & Cash Equivalents	$34,217.00	$60,905.00
Accounts Receivable	$31,990.00	$1,836.00
Short-term Debt	$32,171.00	$11,006.00
Long-term Debt	$174,454.00	$23,824.00
Revenues/Sales	$43,390.00	$42,973.00
Cost of Goods Sold	$19,951.00	$19,478.00
Taxes Paid	$875.00	$75.00
Net Income	-$79,681.00	-$33,455.00

May 10, 2023

FORM C-AR

KOKORO Spirits



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by KOKORO Spirits, a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://kokorospirits.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 10, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

KOKORO Spirits, Inc. (the "Company") is a California Corporation, formed on June 28, 2018.

The Company is located at 1935 Lawton Street, San Francisco , CA 94122.

The Company's website is https://kokorospirits.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We curate premium spirits from around the world not only to honor a region's traditional distillation methods but also to celebrate and share their culture and communities. We intend to be the premier destination for spirits enthusiasts who are looking for highly curated and multicultural experiences. We see ourselves transcending from a premium independent bottler to an international lifestyle brand, all while doing our part in preserving the legacy and richness of different cultures from across the world.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history.
The Tequila Plata launch will be our first line and there can be no assurance that we will be able to undertake our business plan for the long term, or that we would become consistently profitable, or that our results so far are indicative of the results that we may be able to achieve in the future.

We have preferred suppliers and any interruption in their operations could impact our operations.
We have relationships with suppliers for our all aspects of our spirits, bottles, packaging, and additional products. While we would be able to find alternative suppliers if required, any disruption in the operations of our current suppliers could negatively impact our operations.

We could experience licensing, legal, or regulatory problems. We are subject to federal regulation of our products.
In the U.S., there is an extensive body of law and regulation covering alcoholic beverages. Among other things, these regulations control the alcohol content of our spirits and the labels we use on our packaging. Should any of these provisions be violated, we could incur fines or other penalties that would negatively impact our financial results. Additionally, in the event of government shutdowns, we may not receive timely approval for packaging labels, potentially delaying the release of new and seasonal products.

The amount of capital we are attempting to raise in this offering under Regulation Crowdfunding may not be enough to sustain our business plan, and we intend to raise additional capital in the future.

As we intend to undertake additional equity or debt financing in the future, that may dilute your investment in this offering. You will not have a significant influence on the management of the company.

We may not be able to maintain and enhance our product image. We need to increase brand awareness.

The image and reputation of our products may be impacted for various reasons including litigation, complaints from regulatory bodies, or consumers resulting from quality failure, illness, or other health concerns. Such concerns, even when unsubstantiated, could be harmful to our image and the reputation of our products.

Our management has broad discretion in regards to the use of proceeds in this offering.

Our management is entrusted to make decisions in the best interest of the company. That includes using their discretion when applying the proceeds of this offering to our operations. While we state what our intended uses might be, changed circumstances and the emergence of opportunities may result in uses of proceeds that differ from what is disclosed here.

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues. For example, it could complicate our ability to procure materials and partnerships needed for production, or impact our ability to distribute to customers. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg.

CF Temporary Rule 20l(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.

In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We curate premium spirits from around the world not only to honor a region's traditional distillation methods but also to celebrate and share their culture and communities. We intend to be the premier destination for spirits enthusiasts who are looking for highly curated and multicultural experiences. We see ourselves transcending from a premium independent bottler to an international lifestyle brand, all while doing our part in preserving the legacy and richness of different cultures from across the world.

Business Plan

We curate premium spirits from around the world not only to honor a region's traditional distillation methods but also to celebrate and share their culture and communities. We intend to be the premier destination for spirits enthusiasts who are looking for highly curated and multicultural experiences. We see ourselves transcending from a premium independent bottler to an international lifestyle brand, all while doing our part in preserving the legacy and richness of different cultures from across the world. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Tequila Plata	tequila	USA
Tequila Limitada	tequila	USA
Four Grain Blended American Whiskey	whiskey	USA

We have no new products in development.

Wholesale

Competition

The Company's primary competitors are high end whiskey and tequila brands.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.

The Company's customers are primarily in the consumer, small and medium sized business

Intellectual Property

The Company is dependent on the following intellectual property: N/A

Governmental/Regulatory Approval and Compliance

We are not subject to extensive federal, state and local laws and regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1935 Lawton Street, San Francisco, CA 94122

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Barnum

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Chairman 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Fresh Victor - Freelance Board Member / Executive Chairman 2015-Present Tribal Elder Advisors Founder 2013-Present

Education

Columbia University Graduate School of Business MBA, Marketing and International Business Pacific Lutheran University BBA, Marketing and Management

Name

Angelica Cao

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Co-Founder 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Angie Cao Photo Photographer / Owner 2005-Present Form & Fiction Founder 2010-Present

Education

Brooks Institute of Photography BS, Commercial Photography

Name

Howard Cao

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, Secretary, CEO, CFO 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Form & Fiction Co-Founder and Chief Creative Officer, CEO 2013-Present

Education

Stanford University Graduate School of Business Executive Program in Social Entrepreneurship Advanced Leadership Program for Asian-American Executives Brooks Institute BA, Advertising Photography

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Howard Cao

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, Secretary, CEO, CFO 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Form & Fiction Co-Founder and Chief Creative Officer, CEO 2013-Present

Education

Stanford University Graduate School of Business Executive Program in Social Entrepreneurship Advanced Leadership Program for Asian-American Executives Brooks Institute BA, Advertising Photography

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in California .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	780,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities into which the SAFE's convert will be subject to dilution if/when the Company issues new shares of Common Stock

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	140,050
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between the Securities issued pursuant to Regulation CF and each other class of security of the issuer	The SAFE's convert into preferred stock which will have liquidation preferences over common stock. The Company has yet to authorize preferred stock.

Other as described above, there are no differences between the SAFE's issued pursuant to Regulation CF and each other class of security of the Company.

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Form & Fiction
Amount outstanding	$174,454.00
Interest rate and payment schedule	interest 5%, no payment schedule
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2026
Other material terms	

The total amount of outstanding debt of the company is $174,454.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$140,050.00	The initial order of product from distiller, marketing, WeFunder expenses, operating, and working capital	August 5, 2020	Regulation CF
Common Stock	$141,350.00	General operations	July 1, 2020	Section 4(a) (2)

Ownership

A majority of the Company is owned by a few people. Those people are Howard Cao and Angelica Cao.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Howard Cao	85.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$17,095.00	-$34,876.00	$0.00

Operations

- Our 1st product is an award-winning tequila with back-to-back gold medals from San Francisco World Spirits Competition. - Our team of seasoned advisors and industry professionals has experience guiding billion-dollar companies to exit. - US retail sales of spirits are up 32% in 2020 with online alcohol sales growing at almost 500% from last year. - Our Direct-To-Consumer model leverages the increase in consumer demand and will quickly build brand enthusiasts. - We are a California Benefit Corporation, a Pending B Corp, and a member of 1% for the Planet.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Liquidity and Capital Resources

On August 5, 2020 the Company conducted an offering pursuant to Regulation CF and raised $140,050.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Howard Cao
(Signature)

Howard Cao
(Name)

President, Secretary, CEO, CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Howard Cao
(Signature)

Howard Cao
(Name)

President, Secretary, CEO, CFO
(Title)

5/10/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



KOKORO Spirits, Inc. (the "Company") a California Benefit Corporation

Financial Statements (unaudited)

Years and months ended December 31, 2022 & 2021

April 27, 2023

KOKORO Spirits, Inc.
1935 Lawton Street
San, Francisco CA 94122

I, Howard Cao, certify that the financial statements of KOKORO Spirts, Inc. for the years ended December 31, 2022 & 2021 and true and complete in all material respects, and prepared in accordance with GAAP.

Howard Cao
Howard Cao (Apr 27, 2023 14:27 PDT)

Howard Cao, Chief Executive Officer

KOKORO Spirits Inc.
Statement of Operations

	1/1/2021-12/31/2021	1/1/2022-12/31/2022
Revenue	$ 42,973	$ 43,390
Cost of Goods Sold	$ 19,478	$ 19,951
Gross Profit	$ 23,495	$ 23,439
Operating Expenses		
Research & Development	$ 884	$ 24,398
Advertising & Marketing	$ 32,002	$ 44,218
General & Administrative	$ 21,482	$ 32,683
Total Opearting Expenses	$ 54,368	$ 101,299
Tax and Interest Expense	$ 2,582	$ 1,821
Net Loss from Operations	$ (33,456)	$ (79,681)

KOKORO Spirits Inc.
Statement of Financial Position

	as of 12/31/2021	as of 12/31/2022
Assets		
Total Assets	$ 128,571.32	$ 220,685.29
Liabilities		
Current Liabilities		
Accounts Payable	$ 11,006.41	$ 32,171.14
Long Term Liabilities		
Notes Payable	$ 23,824.16	$ 174,454.30
Total Liabilities	$ 34,830.57	$ 206,625.44
Equity		
Common Stock	$ 141,350.00	$ 141,350.00
SAFE	$ 140,050.00	$ 140,050.00
Accumulated Deficit	$ (187,659.25)	$ (267,340.15)
Total Equity	$ 93,740.75	$ 14,059.85
Total Liabilities & Equity	$ 128,571.32	$ 220,685.29

KOKORO Spirits Inc.
Statement of Cash Flows

	Year Ended 12/31/2021	Year Ended 12/31/2022
Cash at Beginning of Period	$ 4,392.40	$ 60,905.00
Net Loss from Operations	$ (33,455.66)	$ (79,680.90)
Adjustments to net Loss		
Cash used by Operating Activities	$ (46,564.85)	$ (97,637.16)
Acash from Investing Activities	$ -	$ -
Cash from Financing Activities	$ 136,533.00	$ 150,630.14
Total net cash proceeds/uses during period		
Cash at end of Period	$ 60,904.89	$ 34,217.08

KOKORO Spirits Inc.
Statement of Changes in Shareholder Equity

	Common Stock		Accumulated Deficit	Total Stockholder Equity
	# of Shares	Amount		
As of 12/31/2020	780,000	$ 141,350.00	$ (154,203.59)	$ (154,203.59)
Net Loss			$ (33,455.66)	$ (33,455.66)
Shareholder Distributions				
As of 12/31/2021	780,000	$ 141,350.00	$ (187,659.25)	$ (187,659.25)
Net Loss			$ (79,680.90)	$ (79,680.90)
Shareholder Distributions				
As of 12/31/2022	780,000	$ 141,350.00	$ (267,340.15)	$ (267,340.15)

KOKORO Spirits, Inc.
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

Kokoro Spirits, Inc. ("the Company") was formed on August 05, 2020 under the laws of the State of California. The Company is a bottler of fine spirits.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Related Party Accounts Payable

The company has entered into a cost sharing arrangement with an entity owned by the CEO. Expenses to date have been funded by the company and are to be reimbursed at the discretion of the CEO.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholders Equity

In August 2020 the company converted to a California Benefit Corporation. 1 million shares of common stock were authorized. 670,000 shares were issued to the CEO and 110,000 shares were issued to Form & Fiction Ventures, Inc.

Note 6 - Related Party Transactions

See note 3.
Note 7 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

Concentration Risk: financial support

A shareholder has provided a material amount of financial support to the company via a cost sharing arrangement. Should this shareholder be unwilling to continue funding operations or should our attempts to raise funds be unsuccessful there could be a material adverse impact on our results of operations.

Concentration risk: supplier, products, and services

We currently provide a single product offering via a single supplier. If we do not develop successful new services or improve existing ones, our business will suffer. Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve products both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding non binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 8 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The company has yet to commence principal operations and will require additional funding via the cost sharing arrangement mentioned in Note 3 or additional financing. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.